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                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         for the month of February, 2005

                Commission file number for securities registered

                  pursuant to Section 12(b) of the Act: 0-32245

                Commission file number for securities registered

                  pursuant to Section 12(g) of the Act: 1-16269

                                 ---------------

                           AMERICA MOVIL, S.A. DE C.V.

             (Exact name of Registrant as specified in its charter)

                                 America Mobile

                 (Translation of Registrant's name into English)

          Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                       Form 20-F    X    Form 40-F
                                 -------           -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes          No   X
                                 -------    -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes          No   X
                                 -------    -------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes          No   X
                                 -------    -------

  This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-120202) filed on November 3,
    2004, of America Movil, S.A. de C.V. and Radiomovil Dipsa, S.A. de C.V.

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                          America Movil, S.A. de C.V.,

                                                                    as Issuer

                                       and

                         Radiomovil Dipsa, S.A. de C.V.,

                                                                    as Guarantor

                                       to

                            JPMorgan Chase Bank, N.A.
                      (as successor to JPMorgan Chase Bank)

                                                                    as Trustee


                                 _______________



                          FIFTH SUPPLEMENTAL INDENTURE




                          Dated as of December 14, 2004


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




                                TABLE OF CONTENTS

                                                                         Page


                                   ARTICLE ONE

                                   DEFINITIONS

Section 101.          Provisions of the Base Indenture......................1
Section 102.          Definitions...........................................2


                                   ARTICLE TWO

                         AMENDMENT TO THE BASE INDENTURE

Section 201.          Amendment to the Base Indenture.......................2


                                  ARTICLE THREE

                            MISCELLANEOUS PROVISIONS

Section 301.          Separability of Invalid Provisions....................3
Section 302.          Execution in Counterparts.............................3
Section 303.          Certain Matters.......................................3

         FIFTH SUPPLEMENTAL INDENTURE, dated as of December 14, 2004, among America Movil, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of the United Mexican States ("Mexico") (herein called the "Company"), having its principal office at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anahuac, 11320, Mexico, D.F., Mexico, Radiomovil Dipsa, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of Mexico (herein called the "Guarantor"), having its principal office at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anahuac, 11320, Mexico, D.F., Mexico, and JPMorgan Chase Bank, N.A. (as successor to JPMorgan Chase Bank), a national banking association duly organized and existing under the laws of the United States of America, as Trustee (herein called the "Trustee"), to the Indenture, dated as of March 9, 2004, among the Company, the Guarantor and the Trustee (as amended and supplemented, herein called the "Base Indenture").

                              W I T N E S S E T H:

         WHEREAS, Section 901(12) of the Base Indenture provides that the Company, the Guarantor and the Trustee may enter into a supplemental indenture to the Base Indenture, without the consent of any Holders, in order to cure any ambiguity, to correct or supplement any provision in the Base Indenture which may be defective or inconsistent with any other provision in the Base Indenture, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

         WHEREAS, the definition of "Attributable Debt" in the Base Indenture inadvertently omitted to include the discount rate to be used for calculating such amount;

         WHEREAS, the Company desires by this Fifth Supplemental Indenture to amend the definition of "Attributable Debt" in the Base Indenture in order to correct this omission;

         WHEREAS, each of the Company and the Guarantor has duly authorized the execution and delivery of this Fifth Supplemental Indenture; and

         WHEREAS, all things necessary to make this Fifth Supplemental Indenture a valid agreement of the Company and the Guarantor, in accordance with its terms, have been done.

         NOW, THEREFORE, for and in consideration of the premises, the Company and the Guarantor covenant and agree with the Trustee as follows:

                                  ARTICLE TWO

                                   DEFINITIONS

Section 201.      Provisions of the Base Indenture.

         Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. This Fifth Supplemental Indenture constitutes an integral part of the Base Indenture, and except as may otherwise be provided in any future supplemental indenture, every Holder of Securities of any series authenticated and delivered under the Base Indenture, including, without limitation, Securities issued pursuant to the Base Indenture, as amended and supplemented by any of (a) the First Supplemental Indenture, dated as of March 9, 2004, (b) the Second Supplemental Indenture, dated as of March 9, 2004, and
(c) the Third Supplemental Indenture, dated as of April 27, 2004, shall be bound hereby. It is understood that, in respect of the 5.750% Senior Notes due 2015 created by the Fourth Supplemental Indenture, dated as of November 3, 2004, the definition of "Attributable Debt" already has been amended to be exactly consistent with the amendment pursuant to Section 201 herein.

Section 202.      Definitions.

         For all purposes of this Fifth Supplemental Indenture, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

                  (a) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or Section, as the case may be, of this Fifth Supplemental Indenture;

                  (b) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Fifth Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision; and

                  (c) all terms used in this Fifth Supplemental Indenture that are defined in the Base Indenture have the meanings assigned to them in the Base Indenture, except as otherwise provided in this Fifth Supplemental Indenture.

                                 ARTICLE THREE

                         AMENDMENT TO THE BASE INDENTURE

Section 301.      Amendment to the Base Indenture.

         Pursuant to Section 901(12) of the Base Indenture, Section 101 of the Base Indenture is hereby amended by deleting the definition of "Attributable Debt" in its entirety and substituting the following therefor:

                  "Attributable Debt" means, with respect to any Sale/Leaseback Transaction, the lesser of (1) the fair market value of the asset subject to such transaction and (2) the present value, discounted at a rate per annum equal to the discount rate of a capital lease obligation with a like term in accordance with Mexican generally accepted accounting principles, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease.

                                  ARTICLE FOUR

                            MISCELLANEOUS PROVISIONS

Section 401.      Separability of Invalid Provisions

         In case any one or more of the provisions contained in this Fifth Supplemental Indenture should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Fifth Supplemental Indenture, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Fifth Supplemental Indenture shall be construed as if such provision had never been contained herein.

Section 402.      Execution in Counterparts

         This Fifth Supplemental Indenture may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 403.      Certain Matters

         The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantor.

         IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed on their respective behalves, all as of the day and year first written above.


                                    AMERICA MOVIL, S.A. DE C.V.,
                                         as Issuer


                                    By:   /s/ Carlos Garcia Moreno
                                          --------------------------------------
                                          Name:    Carlos Garcia Moreno
                                          Title:   Attorney-in-Fact


                                    By:   /s/ Alejandro Cantu Jimenez
                                          --------------------------------------
                                          Name:    Alejandro Cantu Jimenez
                                          Title:   Attorney-in-Fact


                                    RADIOMOVIL DIPSA, S.A. DE C.V.,
                                         as Guarantor


                                    By:   /s/ Carlos Garcia Moreno
                                          --------------------------------------
                                          Name:    Carlos Garcia Moreno
                                          Title:   Attorney-in-Fact


                                    By:   /s/ Alejandro Cantu Jimenez
                                          --------------------------------------
                                          Name:    Alejandro Cantu Jimenez
                                          Title:   Attorney-in-Fact


                                    JPMORGAN CHASE BANK, N.A.
                                         as Trustee


                                    By:   /s/ Karen Ferry
                                          --------------------------------------
                                          Name:    Karen Ferry
                                          Title:   Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   AMERICA MOVIL, S.A. DE C.V.


                                   By: /s/ Carlos Jose Garcia Moreno Elizondo
                                      ---------------------------------------
                                      Carlos Jose Garcia Moreno Elizondo
                                      Chief Financial Officer

Date:  February 16, 2005